EXHIBIT 99.1

Quartz to Raise $4.2 Million In Planned Equity Financing

Delineation Drilling Set to Commence at Prodigy High Grade Gold-Silver Discovery

VANCOUVER, BC / ACCESS Newswire / February 14, 2025 / Quartz Mountain Resources Ltd. (TSXV:QZM)(OTC PINK:QZMRF) ("Quartz" or the "Company") announces that it proposes to raise aggregate proceeds of $4.2 million through the issuance of 10,000,000 units (each a "Unit"), with each Unit comprised of one common share in the capital of the Company (a "Share") and one-half of one warrant (each full warrant a "Warrant") at $0.42 per Unit. Each Warrant may be exercised to acquire one additional common share in the capital of the Company at $0.60 per share for a period of one year, and will be subject to an accelerated exercise provision whereby if the Company's common shares trade at $1.00 or higher for 10 consecutive trading days on the TSX Venture Exchange then the holder will have 30 days to exercise the Warrant.

Of these Units, 1,700,000 will be flow-through Units ("FT Units"), with each FT Unit comprised of one flow through share (a "FT Share") and one-half of one flow through warrant (each full flow through warrant a "FT Warrant"), to be issued to Robert Dickinson, Chairman of the Company, and 8,300,000 Units are to be issued to several investors, including 2,400,000 Units to be issued to The Sutton Group Inc., an insider of the Company. The FT Shares and FT Warrants are identical to the Shares and Warrants except for certain tax incentives available to Canadian taxpayers who purchase them provided the proceeds are used to explore Canadian mineral projects.

The securities will be offered exempt from prospectus and registration requirements on a private placement basis. All of these securities will be subject to applicable securities law resale restrictions, including a four-month hold period in Canada. No commissions are expected to be paid by Quartz in connection with this financing.

The Company intends to use the net proceeds of the FT Shares exclusively for exploration of Quartz's portfolio of British Columbia gold-silver-copper projects, while the proceeds of the non-FT Shares will be used for exploration and general working capital purposes.

The Company currently has 58,868,030 shares issued and will have 68,868,030 shares issued on completion and issuance of the 10,000,000 Shares, and 73,868,030 shares issued on the full exercise of the Warrants. Each of the placements to Mr. Dickinson and to The Sutton Group Inc. is a "related party transaction" within the meaning of Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The issuance to these related parties is exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in Section 5.5(b), as the Company's shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101, in that the fair market value of the consideration of the securities issued to each related party does not exceed 25% of the Company's market capitalization.

The financing is subject to customary TSX Venture Exchange approval but is expected to be completed in February 2025 at which time a further news release will detail the completion terms.

About Quartz

Headquartered in Vancouver, Canada, Quartz Mountain Resources (TSXV:QZM)(OTC PINK:QZMRF) is a well- structured public company whose successful mine-finding management is focused on discovering and transacting important-scale gold, silver and copper deposits in British Columbia. The company owns 100 per cent of the Maestro high grade gold-silver project and 100 per cent of the Jake porphyry copper-gold-silver project. Both projects are permitted by the British Columbia government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions.

Quartz is associated with Hunter Dickinson Inc. (HDI), a company with over 35 years of successfully discovering, developing and transacting mineral projects in Canada and internationally. Former HDI projects in British Columbia included Mount Milligan, Kemess South and Gibraltar -- all of which are porphyry deposits with current-producing or former-producing mines. Other well-known projects with HDI involvement include Sisson and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important-scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best-practice approaches in the engagement and involvement of local communities and meeting rigorous environmental standards.

About Maestro

Quartz'sfirst ever drill test, on its Maestro Property, a maiden two-hole drill program at the Prodigy Zone, discovered exciting high-grade Au-Ag lodes, hosted within an extensive epithermal Au-Ag system. The lodes and the more disseminated precious metals, intersected by the drill holes are both hosted within a large and earlier deposited, Mo-Cu porphyry system. Quartz's second core hole, PR-23-02 intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag and also 36 m of 5.73 g/t Au and 87 g/t Ag. These results indicate high potential for both bulk tonnage and underground high-grade gold and silver mineralization. The next milestone towards a transaction will be delineation drilling of the new Prodigy discovery at Maestro, currently being planned to commence in late February 2025

About Jake

Mineralization at Jakeis situated within a prominent rusty coloured gossan measuring 3.5 km long by 1.5 km wide. The combination of extensive historical and recent exploration work has outlined a very expansive altered area at Jake hosting epithermal and porphyry-style sulphide disseminations and veinlets containing Cu-Au-Ag-Zn-Mo and Re. To delineate deposit targets within this large Jakemineral system for the maiden 2024 drilling program, a series of modern surface exploration programs were completed in the period 2018-2023. These surveys were designed to build on very compelling historical data on the Property developed by legendary porphyry copper explorers, including Kennco, Canadian Superior, Cities Service, Placer Development and Teck Corp. Taken together this comprehensive technical database defined a significant-scale porphyry copper-gold deposit target which Quartz tested with 3,418 metres in seven 7 holes during 2024. This maiden drill program successfully discovered a new porphyry copper-gold-silver system, wide open to expansion. Upon discovery, Quartz acquired a 100% interest in mineral tenures over an entire new BC porphyry copper-gold district surrounding the Jake Property. The next milestone towards a transaction will be delineation drilling of the new Jake discovery, currently being planned to commence after Maestro delineation drilling.

2

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a "Qualified Person" within the meaning of National Instrument 43-101 - Standards of Disclosure for Minerals Projects, has reviewed and approved the scientific and technical information contained in this news release.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further information, please contact:

Bob Dickinson

Email: robertdickinson@hdimining.com Ph: +1 604-684-6365

or:

Jeff Wilson

E Mail: jwilson@acuityadvisorycorp.com Ph:+1 604-837-5440

or:

Roger Blair

E Mail: rblair@acuityadvisorycorp.com Ph:+1 604-351-0025

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company's projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission

SOURCE: Quartz Mountain Resources Ltd.

3